December 21, 2005
BY EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Sonia Barros

Re:	NUCRYST Pharmaceuticals Corp.
Registration Statement on Form F-1 (No. 333-130073)
Ladies and Gentlemen:
     NUCRYST Pharmaceuticals Corp. (the “ Company”), in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 be accelerated so that it will become effective at 5:00 p.m. (EST) on December 21, 2005, or as soon thereafter as practicable.
     The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, NUCRYST PHARMACEUTICALS CORP.
By:	/s/ ELIOT M. LURIER
Eliot M. Lurier
Vice President, Finance and Administration

December 21, 2005
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	NUCRYST Pharmaceuticals Inc.
Registration Statement on Form F-1
File No. 333-130073
Ladies and Gentlemen:
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, we hereby join in the request of NUCRYST Pharmaceuticals Inc. (the “Company”) for acceleration of the effective date of the above-referenced registration statement relating to the Company’s offering of its common shares so that such registration statement is declared effective at 5:00 p.m. (Washington, D.C. time), or as soon as practicable thereafter, on December 21, 2005.
     As we previously advised you in our letter dated December 15, 2005, the preliminary prospectus dated December 2, 2005 prepared by the Company in connection with the offering referred to above was distributed as follows:

	3,600 copies	to	Underwriters (includes 4 underwriters and their respective sales force representatives)

	1,700 copies	to	Institutions

	50 copies	to	Others

Total:	5,350 copies

Sincerely yours, JEFFERIES & COMPANY, INC.
By:	/s/ Clifford Cohn
Authorized Signatory

As Representative of the several Underwriters